UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)
                             HOMEOWNERS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    43739N107
             ------------------------------------------------------
                                 (CUSIP Number)

                            Howard L. Wolk, President
                                NAPAQ Corporation
                           4040 Mystic Valley Parkway
                                Boston, MA 02155

                                -with copies to-

                              Robert M. Rosen, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                          Boston, Massachusetts, 02110
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 18, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                  SCHEDULE 13D

CUSIP NO.       43739N107                         PAGE    2    OF     7    PAGES
           -------------------                         -------     -------

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1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person     NAPAQ Corporation
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*          (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*       WC

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
    to Items 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization       Nevada

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  Number of          7     Sole Voting Power         126,000
  Shares
                     -----------------------------------------------------------
  Beneficially       8     Shared Voting Power       -0-
  Owned by
                     -----------------------------------------------------------
  Each               9     Sole Dispositive Power    126,000
  Reporting
                     -----------------------------------------------------------
  Person With        10  Shared Dispositive Power    -0-

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       126,000

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        2.27%

--------------------------------------------------------------------------------
14  Type of Reporting Person*       PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP NO.       43739N107                         PAGE    3    OF     7    PAGES
           -------------------                         -------     -------

--------------------------------------------------------------------------------
1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person

             Cross Country Motor Club, Inc.

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2   Check the Appropriate Box if a Member of a Group*         (a) [ ]
                                                              (b) [X]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*       WC

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
    to Items 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Massachusetts

--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         362,500
  Shares
                     -----------------------------------------------------------
  Beneficially       8     Shared Voting Power       -0-
  Owned by
                     -----------------------------------------------------------
  Each               9     Sole Dispositive Power    362,500
  Reporting
                     -----------------------------------------------------------
  Person With        10  Shared Dispositive Power    -0-

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       362,500

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                 [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)           6.522%

--------------------------------------------------------------------------------
14  Type of Reporting Person*       CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D

CUSIP NO.       43739N107                         PAGE    4    OF     7    PAGES
           -------------------                         -------     -------

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1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person     Jeffrey C. Wolk

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*               (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*       PF

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
    to Items 2(d) or 2(e)      [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    United States

--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         3,000
  Shares
                     -----------------------------------------------------------
  Beneficially       8     Shared Voting Power       -0-
  Owned by
                     -----------------------------------------------------------
  Each               9     Sole Dispositive Power    3,000
  Reporting
                     -----------------------------------------------------------
  Person With        10  Shared Dispositive Power    -0-

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       3,000

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                    [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        .054%

--------------------------------------------------------------------------------
14  Type of Reporting Person*       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.









                                  SCHEDULE 13D

CUSIP No.       43739N107                         Page    5    of     7    Pages
           -------------------                         -------     -------

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1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person     HAC, INC.

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*              (a) [ ]
                                                                   (b) [X]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*       WC

--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
    to Items 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Delaware

--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         1,147,000
  Shares
                     -----------------------------------------------------------
  Beneficially       8     Shared Voting Power       -0-
  Owned by
                     -----------------------------------------------------------
  Each               9     Sole Dispositive Power    1,147,000
  Reporting
                     -----------------------------------------------------------
  Person With        10  Shared Dispositive Power    -0-

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       1,147,000

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                       [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        20.635%

--------------------------------------------------------------------------------
14  Type of Reporting Person*       PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





 CUSIP NO. 43739N107                               PAGE    6    OF    7    PAGES
                                                        -------    -------

         THIS AMENDMENT NO. 9 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS ON APRIL 4, 1996. THE TEXT OF ITEM 4 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On August 18, 1997, HAC, Inc. ("HAC"), a Reporting Person, commenced litigation against the Issuer in the Court of Chancery in the State of Delaware seeking expedited declaratory and injunctive relief to compel the Issuer to promptly hold an Annual Meeting of Stockholders (the "Litigation"). The Issuer has not held an Annual Meeting since December, 1995. The terms of three of the Issuer's five directors were scheduled to expire at the 1996 and 1997 Annual Meeting. At the next Annual Meeting, HAC will seek to replace a majority or all of the Board of Directors with the nominees of HAC.

         In the Litigation, HAC requests, among other things, that the Court of Chancery issue an order (a) requiring the Issuer to hold an Annual Meeting promptly; (b) declaring that two classes of Directors who were to have stood for election in 1996 and 1997 are to stand for election at such meeting; and (c) declaring that a vote be held at the Annual Meeting on HAC's proposal to remove all the incumbent Directors without cause pursuant to the Issuer's Certificate of Incorporation.

         On August 18, 1997, HAC formally demanded a copy of the Issuer's Stockholders' List pursuant to Section 220 of the General Corporation Law of the State of Delaware.






 CUSIP NO. 43739N107                            PAGE    7    OF    7    PAGES
                                                     -------    -------

         After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one
(1) instrument.


                               The Cross Country Motor Club, Inc.


                               by:  /s/       Howard L. Wolk
                               -----------------------------------------
                                        Howard L. Wolk, Vice President


                               NAPAQ Corporation


                               by:  /s/       Howard L. Wolk
                               -----------------------------------------
                                        Howard L. Wolk, Vice President


                                    /s/       Jeffrey C. Wolk
                               -----------------------------------------
                                             Jeffrey C. Wolk


                               HAC, Inc.


                               by:  /s/       Howard L. Wolk
                               -----------------------------------------
                                        Howard L. Wolk, Vice President


Dated:  August 19, 1997